This is a Supplement to our Prospectus dated July 23, 1997
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                                  $100,000,000

                               [GRAPHIC OMITTED]

                         ANHEUSER-BUSCH COMPANIES, INC.


                        5-1/8% Notes Due October 1, 2008

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     The Notes we are offering under this Prospectus  Supplement will have these terms:

Interest Payment Dates      Interest  on the Notes will  be  paid on April 1 and
                            October 1 of each year, starting on April 1, 1999.

Redemption                  We will not  have the  right  to  redeem  the  Notes
                            before their scheduled maturity (October 1, 2008), and you will not have the right to require us to redeem the Notes before the scheduled maturity. We are not required to make any sinking fund payments.

Ranking of our              Our  payment  obligation  on  the Notes  will not be
  obligation                secured.  It  will  rank  equally  with our payment
                            obligation on all of our other unsecured debt which is not subordinated.

Payments                    We will make  payments of principal and interest  on
on the Notes                the  Notes  in  immediately  available funds.

Global Note                 The Notes  will be  issued as a single,  global Note
                            that  will be  deposited  with The  Depository Trust
                            Company,  New York,  New York  ("DTC").  This  means
                            that  we  will  not  issue  Note  certificates   to
                            individual  holders.  More information about DTC and
                            the  global   Note  is  in  the   Prospectus   under
                            "Book-Entry Securities."

No Listing                  We do not  plan to list  the  Notes  on any
                            national securities exchange. There is now no public market for the Notes.

The Offering:

       -----------------------------------------------------------------------
                                           Per Note                   Total
         Public Price                       99.482%             $99,482,000
         Underwriting Discounts               .650%                $650,000
         Proceeds to Anheuser-Busch         98.832%             $98,832,000
       -----------------------------------------------------------------------

       The Underwriters have agreed to purchase the Notes on a firm commitment basis. The sale of the Notes is scheduled to be completed on October 6, 1998. If it takes place after October 6, 1998, the public price will be increased to include accrued interest from that date.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



Warburg Dillon Read LLC
                              Goldman, Sachs & Co.
                                                               J.P. Morgan & Co.

                                October 1, 1998.

                                    THE NOTES

       We will  issue the Notes  under an  Indenture  dated as of August 1, 1995
(the "Indenture") between us and The Chase Manhattan Bank, as Trustee. Information about the Indenture is in the Prospectus under "Description of Debt Securities".

     The interest rate on the Notes will be 5-1/8% per annum, accruing from October 6, 1998. We will pay interest on April 1 and October 1, starting April 1, 1999. We will pay interest to the persons in whose names the Notes are registered at the close of business on the March 15 or September 15 preceding the payment date.

       We will issue the Notes in book-entry form, as a single Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers thereof will be made only through, records maintained by the Depositary and its participants. Except as described in the Prospectus under "Book-Entry Securities", owners of beneficial interests in a global Note will not be entitled to receive physical delivery of certificates for the Notes.

       We will not have the right to redeem the Notes before their scheduled maturity (October 1, 2008), and you will not have the right to require us to redeem the Notes before the scheduled maturity. We are not required to make any sinking fund payments.


                               RECENT DEVELOPMENTS

       On September 14, 1998, the Company consummated the exercise of its option to purchase an additional 13.25% ownership in the operating subsidiary of Grupo Modelo, S.A. de C.V. ("Grupo Modelo"), for approximately US$556 million from certain shareholders of Grupo Modelo. Following this investment, the Company holds, directly and indirectly, 50.2% of Grupo Modelo and its subsidiaries, and the Company's total investment is approximately US$1.6 billion. The prior controlling shareholders will continue to have management control of Grupo Modelo and its subsidiaries.

       Grupo Modelo is Mexico's number one brewer and the leading exporter of beer in Mexico. Its best known brand, Corona, is the leading imported beer in the United States.

                                  UNDERWRITING

       We are selling the Notes to the Underwriters named below under an Underwriting Agreement dated January 7, 1998 and a Terms Agreement dated October 1, 1998. The Underwriters, and the amount of the Notes each of them has agreed to purchase from us, are as follows:


                                                            Principal Amount
                 Underwriter                                    of Notes
                 -----------                                    --------

          Warburg Dillon Read LLC ........................    $  60,000,000

          Goldman, Sachs & Co. ...........................       20,000,000

          J.P. Morgan Securities Inc. ....................       20,000,000
                                                              -------------

                                                     Total    $ 100,000,000

     Warburg Dillon Read LLC is the lead manager. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are co-managers.

     The Underwriters have agreed that they will purchase all of the Notes if they purchase any of them. The Underwriting Agreement provides that if any Underwriter defaults in its obligation to purchase Notes, and if the total obligations of the Underwriters who have defaulted do not exceed $10,000,000 principal amount of Notes, the remaining Underwriters, or some of them, must assume the obligations of the defaulting Underwriters.

     We will pay to each Underwriter, by a discount to the purchase price, .650% of the principal amount of the Notes which the Underwriter sells. The Underwriters will initially offer the Notes to the public at 99.482% of the principal amount. The Underwriters may sell Notes to certain dealers at a price of up to .40% lower than the price to the public. Those dealers may sell Notes to other dealers at a price of up to .25% lower than the price paid by the selling dealer. The Notes will be sold to the public when and if the Underwriters purchase the Notes from us. An Underwriter may withdraw or change any offering of Notes to the public at any time before the sale, without notice. An Underwriter may also reject offers for the Notes. After the initial public offering of the Notes, the Underwriters may change the offering price and other selling terms.

     We estimate that we will spend approximately $100,000 for printing, rating agency fees, trustee's fees, legal fees and other expenses of the offering.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Mr. Peter M. Flanigan, an advisory member of our board of directors, is an advisor to Warburg Dillon Read LLC, the managing Underwriter. Warburg Dillon Read LLC and certain of its affiliates have provided from time to time, and expect in the future to provide, investment and commercial banking services to Anheuser-Busch. They have received and will receive customary fees and commissions for these services.

     Mr. Douglas A. Warner III, one of our directors, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc., which is one of the Underwriters. In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates have engaged, and expect in the future to engage, in investment banking or commercial banking transactions with us.

We have not authorized anyone to give any information or to make any representations concerning the offering of the Notes except that which is in this Prospectus Supplement or the Prospectus, or which is referred to under "Incorporation of Documents by Reference" in the Prospectus. If anyone gives or makes any other information or representations, you should not rely on it. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Notes. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy such Notes in any circumstances in which such offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus Supplement or the Prospectus, or the sale of the Notes, as an indication that there has been no change in our affairs since this date or since the date of the Prospectus. You should also be aware that information in this Prospectus Supplement or in the Prospectus may change after this date.


                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                              Prospectus Supplement

               The Notes..................................... S-2

               Recent Developments .......................... S-2

               Underwriting.................................. S-3

                                   Prospectus

                Available Information......................... 2

                Incorporation of Documents by Reference....... 2

                The Company .................................. 3

                Use of Proceeds............................... 3

                Description of Debt Securities................ 3

                Book-Entry Securities......................... 9

               Plan of Distribution.......................... 10

               Legal Opinion................................. 11

               Experts....................................... 11

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                     PROSPECTUS SUPPLEMENT October 1, 1998

                                  $100,000,000

                               [GRAPHIC OMITTED]

                            ANHEUSER-BUSCH COMPANIES

                                  5-1/8% Notes
                               Due October 1, 2008


                             Warburg Dillon Read LLC
                              Goldman, Sachs & Co.
                                J.P. Morgan & Co.